SECURITI[illegible] [illegible]SION

06008118

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-66662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BOC International (USA) Inc.
(A Development Stage Company)

OFFICIAL USE ONLY
FIRM ID. NO.

c/o Faust, Rabbach & Oppenheim, LLP 488 Madison Avenue, 10th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name Carmen H.S. Zhou No. 212-751-7700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BOC INTERNATIONAL (USA) INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

BOC INTERNATIONAL (USA) INC.
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
BOC International (USA) Inc.

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (A Development Stage Company) (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 10 to the financial statements, as of December 31, 2005 the Company has not received approval from the Federal Reserve Board (the "Board") to conduct a securities business. The Company is in discussions with the Board regarding such, however, the Company is uncertain as to the ultimate outcome or resolution of the process.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. (A Development Stage Company) as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 3, 2006

BOC INTERNATIONAL (USA) INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	550,271
Receivable from clearing broker, including clearing deposit of $100,239		100,239
Intangible asset, net		75,000
Other assets		17,897
	$	743,407
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	41,492
Stockholder's equity		
Common stock, $1 par value, 100 shares authorized, none issued and outstanding		-
Additional paid-in capital		1,600,000
Deficit accumulated during the development stage		(898,085)
Total stockholder's equity		701,915
	$	743,407

See accompanying notes to financial statements.

1. Nature of operations

BOC International (USA) Inc. (A Development Stage Company) ("the Company"), was incorporated in Delaware on April 13, 2004. The Company is a wholly-owned subsidiary of Bank of China International Holdings Limited (the "Parent"), a U.K. based company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received approval of its membership from the National Association of Securities Dealers, Inc. ("NASD") on January 13, 2005. The Company anticipates acting as a broker, specializing in Hong Kong and China securities markets, for institutional clients.

2. Summary of significant accounting policies

Basis of Presentation

The Company is in the development stage as defined in Statement of Financial Accounting Standard ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprises". To date, the Company has not generated revenues related to its anticipated business operations.

The financial statements cover the period from April 13, 2004 (date of inception) to December 31, 2005. They include losses from operations of approximately $320,000 from April 13, 2004 to December 31, 2004, which were incurred prior to the Company's registration as a broker-dealer with the SEC.

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Intangible asset

The intangible asset represents monies paid in acquiring the broker dealer license of another broker dealer which was ceasing operations. This amount will be amortized once the Company commences broker dealer operations.

4. Deferred income taxes

As of December 31, 2005, the Company has not commenced broker dealer operations. As such, all amounts expensed in 2005 will be capitalized for income tax purposes as they were in 2004. As a result, the Company has a combined deferred federal, state and city deferred income tax asset of approximately $378,000 at December 31, 2005 related to these expenses. A valuation allowance has been established offsetting the $378,000 as the ultimate realization of these benefits is uncertain.

5. Net capital requirement

The Company, as a member of the NASD, will be subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year of operations and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $602,000, which was approximately $502,000 in excess of its minimum requirement of $100,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), whereby all American Depository Receipts ("ADR's") and Global Depository Receipts ("GDR's) will be cleared on a fully disclosed basis through its clearing firm and (k)(2)(i) whereby all foreign securities transactions will be self cleared on a receipt-versus-payment ("RVP") / delivery-versus-payment ("DVP") basis.

7. Off-balance sheet risk

Pursuant to a tentative clearance agreement, the Company will introduce all of its foreign ADRs and GDRs securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with the clearance agreement the Company will indemnify the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker will monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker are pursuant to this clearance agreement and includes a clearing deposit of $100,239.

7. Off-balance sheet risk (continued)

The Company's business will involve brokering customer securities transactions in Asian markets. Such transactions are conducted on a RVP/DVP basis and are settled through the Company's affiliates. To the extent the Company's customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the contra-party's obligations.

8. Concentration of credit risk

From time to time, the Company maintains its cash balances at financial institutions that exceed the Federal Deposit Insurance Corporation coverage of $100,000. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

9. Defined contribution plan

Beginning in January 2005, employees of the Company were eligible to participate in a defined contribution 401(K) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan the lesser of 10% of compensation or $14,000 per employee. For the year ended December 31, 2005, the Company contributed approximately $25,000 on behalf of employees.

10. Commitments and contingencies

The Company is currently seeking approval from the Federal Reserve Board (the "Board") to engage in certain activities as allowed under Section 4(c)(9) of the Bank Holding Company Act. The Board has asked the Company to provide a written confirmation on (1) the parameters of the proposed activities of the Company, (2) the role of the Company with respect to Rule 144A securities for which an affiliate acts as an underwriter or placing agent, (3) the policies and procedures to ensure that the Company does not go beyond these parameters, and (4) how the Company ensures that all future activities of the Company and its affiliate would be within the Bank Holding Company Act. Once completed the written confirmation is to be submitted to the Board. At this point, the Company is uncertain as to the ultimate outcome or resolution of the process.

11. Subsequent event

In January 2006, the Company entered into a lease agreement for office space which expires in June 2006. The approximate future rental commitment under the lease is $24,000.

On February 1, 2006 one hundred shares of common stock were issued.